UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(No Fee Required)
For the Fiscal Year Ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(No Fee Required)
For the transition period from to

Commission file number 1-5842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE 401(k) SAVINGS PLAN

Items 1 and 2.	Financial Statements

*	All other schedules have been omitted since they are not applicable based upon the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Investment and Administrative Committee of the
Bowne 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bowne 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

New York, New York
June 29, 2009

BOWNE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Assets:
Investments, at fair value (note 6):
Investment in marketable securities	$175,380,167	$254,952,783
Participant loans	6,269,867	6,218,339

Total investments	181,650,034	261,171,122

Receivables:
Employee contributions	345,439	361,645
Employer contributions	462,323	486,152

Total receivables	807,762	847,797

Net assets available for benefits	$182,457,796	$262,018,919

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2008

Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments (note 6)	$(81,164,898)
Dividends	6,490,340
Interest income on participant loans	444,887

Net investment loss	(74,229,671)
Contributions:
Employees	13,789,951
Employer	6,958,468
Rollovers	3,777,631

Total contributions	24,526,050

Total reductions	(49,703,621)

Deductions:
Benefits paid to participants	31,266,234
Administrative expenses	56,675

Total deductions	31,322,909

Net decrease before assets transfer	(81,026,530)
Assets transferred from other qualified plan (note 10)	1,465,407

Net decrease	(79,561,123)
Net assets available for benefits:
Beginning of period	262,018,919

End of period	$182,457,796

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

(1)	Description of the Plan

The following brief description of the Bowne 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established November 1, 1961 covering all eligible employees of Bowne & Co., Inc. (the “Company”) and its subsidiaries located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Eligibility

The Plan covers all full-time or part-time employees who work at least 25 hours per week including full-time employees of the participating companies that are covered by collective bargaining agreements, subject to certain provisions. If an employee is classified as a temporary full-time or part-time employee, they are eligible to participate in the Plan after completing 1,000 or more hours in the first 12 months of employment or in any calendar year after the date of hire. Employees are eligible to participate as of the first day of employment.

(c)	Contributions

Participants are able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual compensation on a pre-tax basis and up to 15% of annual compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). For the year ended December 31, 2008, the maximum pre-tax contribution a participant was permitted to make to the Plan was $15,500 (annually adjusted as provided by the Plan and the Internal Revenue Code (the “Code”)). Certain eligible participants, age 50 and older, were eligible to contribute an additional $5,000.

During the Plan years presented, the Company matched 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service. Effective January 1, 2009, the Company suspended the employer contributions to the Plan to mitigate the effect of the current economic conditions. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the year ended December 31, 2008.

A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.

The Plan provides for automatic escalating enrollment for all employees hired on or after January 1, 2006. Automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan. Effective as of the first pay period of each subsequent Plan year, the contribution percentage is increased by 1% each year up to a maximum percentage of 8%. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.

The Plan also accepts Roth contributions made by participants. A Roth contribution is a contribution that is designated irrevocably by the participant and is made in lieu of all or a portion of the pre-tax contribution the participant is otherwise eligible to make under the Plan. The Roth contributions are subject to the same limitations and matching provisions as the traditional participant contributions. A participant’s Roth contribution is allocated to a separate account maintained for such contributions.

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(d)	Vesting

Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions made on or after January 1, 2008 after three years of credited service. Participants become fully vested in the Company’s discretionary profit-sharing contributions made prior to January 1, 2008 after five years of credited service for any discretionary profit-sharing contributions made prior to January 1, 2008. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, Plan termination, death, or permanent and total disability.

Participants are 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match and are 100% vested in the matching contributions.

Effective January 1, 2008, employees are no longer subject to the one-year service requirement to be eligible for the Company’s matching contributions. However, any participant employed by the Company on or after January 1, 2008 shall be 100% vested in, and have a nonforfeitable right to his or her matching account upon the completion of two years of credited service, as defined by the Plan.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, Company contributions, and Plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts invested in various investment funds, each with a different investment objective and strategy. Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

Participants not covered by collective bargaining agreements may change the investment direction of their contributions and transfer amounts from one fund to another daily.

Through December 31, 2008, participants covered by collective bargaining agreements were only able to invest in the Company’s common stock fund. Effective January 1, 2009, these participants are able to invest in the Plan’s various investment funds.

(f)	Participant Distributions

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.

Amounts transferred to the Plan from the Bowne Employee Stock Purchase Plan (“ESPP”), which was merged into the Plan in 2003, on behalf of participants not covered by a collective bargaining agreement are able to be withdrawn in whole or in part, subject to certain Plan provisions.

Pre-tax contributions to the Plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.

(g)	Hardship Withdrawals

Participants may withdraw their employee pretax contributions (but not the earnings on the pretax contributions), vested portion of discretionary profit-sharing contributions, and rollover contributions, if applicable, to satisfy immediate and heavy financial needs. In accordance with IRS regulations, participants must first exhaust all other assets available before obtaining a hardship withdrawal. All hardship withdrawals must be approved by the

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Plan administrator. After a hardship withdrawal, a participant may not make a contribution to the Plan for six months.

(h)	Forfeitures

The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2008 and 2007, forfeited amounts were used to reduce employer contributions made during such Plan year or succeeding Plan years and to pay the expenses of the Plan. Forfeitures used to reduce employer contributions totaled $319,000 for the year ended December 31, 2008. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $93,822 and $317,911, respectively.

(i)	Loans

The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of five years. Home purchase loans may extend the repayment term to 15 years. Loan repayment is through payroll deductions. At December 31, 2008 and 2007, there were 697 and 741 individual loans outstanding, bearing an interest rate ranging from 4.0% to 10.5%, with maturities through 2023.

Amounts transferred to the Plan from the ESPP and Roth contributions are not available to be taken as a loan; however, these amounts are included in determining the maximum amount available for a loan under the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Recent Accounting Pronouncements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issues FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FAS Statement No. 157 (“FSP FAS 157-2”) which deferred the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets or liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3 Determining the Fair Value of a Financial Asset in a Market That is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSP’s guidance clarifies various application issues with respect to the objective fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the net assets of the Plan.

On April 9, 2009, the FASB issued FSP No. FAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for reporting periods ending after

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 15, 2009, and is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. Plan management does not expect the provisions of FSP FAS 157-4 to have a material effect on the Plan’s financial statements.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices with the exception of money market fund. Investments in money market fund are stated at fair value as determined by the fund manager based on the net asset value of the fund. Net asset value of the fund is determined based on the fair value of the underlying assets of the funds divided by units outstanding at the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value based on discounted cash flows.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Concentration of Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. As a result of the significant decline in worldwide capital markets in 2008, the value of the Plan investments has substantially decreased through December 31, 2008, which resulted in a reduction to the Plan’s net assets as of December 31, 2008. If the capital market remains depressed, it could result in further decline in the fair value of the Plan investments in future years.

The Plan’s exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Bowne & Co., Inc. Stock Fund, which principally invests in the securities of a single issuer. At December 31, 2008 and 2007, approximately 3% and 5%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependant upon the performance of the Company and the market’s evaluation of such performance. During 2008, the Company’s stock price was adversely impacted by the current global economic crisis, which resulted in a substantial decline in the fair value of the Plan’s investments as of December 31, 2008. If the price of Bowne common stock remains depressed, it could result in further decline in the market value of the Plan investments in future years.

The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(3)	Administrative Expenses

The investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter and during 2008 the Company applied for a new determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

In 2009, certain operational errors were identified related to 2008 and prior years. The Plan is currently in the process of correcting the errors. All costs associated with the corrections will be paid by the Company. The Plan’s management believes that these errors do not have a material adverse impact on the Plan’s financial statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008, or its tax qualification status under the IRC.

The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine Plan activity for up to three years.

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(6)	Investments

Investments held by Vanguard Fiduciary Trust Company, the Plan’s trustee, are as follows as of December 31,:

	2008		2007

Davis New York Venture Fund, Inc. Class A	$4,212,150		$8,096,197
Fidelity Disciplined Equity Fund	23,814,167	*	44,976,744	*
Morgan Stanley Global/Equity Class B	—		3,705,998
T. Rowe Price Small-Cap Stock Fund	7,211,395		11,538,590
Vanguard 500 Index Fund	11,229,405	*	18,180,173	*
Vanguard Global Equity Fund	1,857,657		—
Vanguard International Growth Fund	7,274,100		14,863,845	*
Vanguard Mid-Cap Index Fund	5,471,500		12,329,772
Vanguard Prime Money Market Fund	30,858,271	*	13,184,607	*
Vanguard PRIMECAP Fund	8,127,068		22,544,868	*
Vanguard Short-Term Corporate Fund	4,394,975		5,912,799
Vanguard Target Retirement 2005 Fund	2,290,363		3,355,435
Vanguard Target Retirement 2010 Fund	1,000,129		526,076
Vanguard Target Retirement 2015 Fund	5,117,625		6,528,357
Vanguard Target Retirement 2020 Fund	1,526,048		557,995
Vanguard Target Retirement 2025 Fund	5,368,634		7,429,218
Vanguard Target Retirement 2030 Fund	1,320,617		329,520
Vanguard Target Retirement 2035 Fund	2,405,095		2,792,505
Vanguard Target Retirement 2040 Fund	594,638		227,021
Vanguard Target Retirement 2045 Fund	1,352,254		1,602,941
Vanguard Target Retirement 2050 Fund	185,008		65,793
Vanguard Target Retirement Income	341,842		481,650
Vanguard Total Bond Market Index Fund	8,637,080		4,453,417
Vanguard Wellington Fund Investor Shares	35,672,106	*	59,176,065	*
Bowne & Co., Inc. Stock Fund	5,118,040		12,093,197

	$175,380,167		$254,952,783

*	Individual investments that represent 5% or more of the Plan’s net assets.

Net depreciation in fair value of investments for the year ended December 31, 2008 was comprised as follows:

Registered Investment Companies	$(73,952,505)
Bowne & Co., Inc. Stock Fund	(7,212,393)

Total net depreciation in fair value of investments	$(81,164,898)

(7)  Fair Value Measurement of Investments

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements.

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These two types of inputs create the following fair value hierarchy:

Level 1  Quoted prices in active markets for identical assets or liabilities.

Level 2  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3  Unobservable inputs supported by little or no market actively and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

This hierarchy requires that the Plan use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect potential future values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Estimated Fair Value
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable	Total Assets
	Markets	Market Data	Market Data	Measured at
	(Level I)	(Level II)	(Level III)	Fair Value

Registered Investment Companies	$170,262,127	$—	$—	$170,262,127
Bowne & Co., Inc. Stock Fund	5,118,040	—	—	5,118,040
Participant loans	—	—	6,269,867	6,269,867

Total investments at fair value	$175,380,167	$—	$6,269,867	$181,650,034

The following table presents a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans:

Beginning balance at January 1, 2008	$6,218,339
Purchases, sales, issuances and settlements (net)	51,528

Ending balance at December 31, 2008	$6,269,867

BOWNE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(8)  Nonparticipant-Directed Investments

Through December 31, 2008, participants covered by collective bargaining agreements were only able to invest in the Company’s common stock fund. Information about the net assets and the significant components of the changes in net assets relating to the participants covered by collective bargaining agreements is as follows:

	December 31,
	2008	2007

Net Assets:
Investments:
Bowne & Co., Inc. Stock Fund	$495,201	$1,377,312

Year Ended
December 31,
2008

Changes in Net Assets:
Contributions	$68,291
Dividends	17,920
Net depreciation in fair value of investments	(942,620)
Administrative expenses	(228)
Benefits paid to participants	(25,474)

$(882,111)

Effective January 1, 2009, participants covered by collective bargaining agreements are no longer required to keep investments in the Company’s common stock fund, and are able to invest in the Plan’s various investment funds.

(9)	Related Party Transactions

Certain Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company, who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan also invests in common stock of the Plan Sponsor.

(10)	Assets Transferred from Other Qualified Plan

In November 2007, the Company acquired ADS MB Corporation, an affiliate of Alliance Data Systems Corporation. In March 2008, the Plan received $1,465,407 of assets which were transferred in from a qualified plan previously sponsored by the acquired company.

(11)	Partial Plan Termination

Plan management, with the advice of the Plan’s legal counsel, determined that there was a partial plan termination triggered in 2008, which resulted from company-wide reductions in workforce, due to the recent economic downturn. Accordingly, those Plan participants who were involuntarily terminated as part of the 2008 and 2009 reductions became retroactively fully vested in their employer contributions on their termination date.

Plan management is currently in the process of communicating with those participants regarding these vesting changes, and will take appropriate action in the near future. Amounts previously forfeited by involuntary terminated participants, who withdrew plan assets during 2008, are not material to the financial statements for the year ended December 31, 2008.

BOWNE 401(k) SAVINGS PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

Identity of Party Involved	Description	Shares/Units	Current Value

Davis Funds	Davis New York Venture Fund, Inc. Class A	178,330	$4,212,150
Fidelity Investments	Fidelity Disciplined Equity Fund	1,367,844	23,814,167
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	369,436	7,211,395
* The Vanguard Group	Vanguard 500 Index Fund	135,147	11,229,405
* The Vanguard Group	Vanguard Global Equity Fund	154,162	1,857,657
* The Vanguard Group	Vanguard International Growth Fund	596,238	7,274,100
* The Vanguard Group	Vanguard Mid-Cap Index Fund	463,686	5,471,500
* The Vanguard Group	Vanguard Prime Money Market Fund	30,858,271	30,858,271
* The Vanguard Group	Vanguard PRIMECAP Fund	182,467	8,127,068
* The Vanguard Group	Vanguard Short-Term Corporate Fund	454,496	4,394,975
* The Vanguard Group	Vanguard Target Retirement 2005 Fund	236,364	2,290,363
* The Vanguard Group	Vanguard Target Retirement 2010 Fund	56,793	1,000,129
* The Vanguard Group	Vanguard Target Retirement 2015 Fund	535,877	5,117,625
* The Vanguard Group	Vanguard Target Retirement 2020 Fund	92,097	1,526,048
* The Vanguard Group	Vanguard Target Retirement 2025 Fund	579,141	5,368,634
* The Vanguard Group	Vanguard Target Retirement 2030 Fund	84,982	1,320,617
* The Vanguard Group	Vanguard Target Retirement 2035 Fund	260,010	2,405,095
* The Vanguard Group	Vanguard Target Retirement 2040 Fund	39,302	594,638
* The Vanguard Group	Vanguard Target Retirement 2045 Fund	141,301	1,352,254
* The Vanguard Group	Vanguard Target Retirement 2050 Fund	12,188	185,008
* The Vanguard Group	Vanguard Target Retirement Income Fund	35,908	341,842
* The Vanguard Group	Vanguard Total Bond Market Index Fund	848,436	8,637,080
* The Vanguard Group	Vanguard Wellington Fund	1,460,176	35,672,106
* Bowne & Co., Inc.	Bowne & Co., Inc. Stock Fund	1,496,503	5,118,040
*Participant loans(1)			6,269,867

			$181,650,034

*	Party-in-interest as defined by ERISA.

(1)	697 loans were outstanding at December 31, 2008 bearing an interest rate ranging from 4.0% to 10.5%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Bowne 401(k) Savings Plan

By:	/s/ JOHN J. WALKER
John J. Walker
Senior Vice President and Chief Financial Officer

Dated: June 29, 2009